

November 26, 2013

<u>Via Email</u>
Mr. Gordon A. Milne
Executive Vice President
The Ryland Group, Inc.
3011 Townsgate Road, Suite 200
Westlake Village, California 91361-3027

> **Re:** **The Ryland Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 8, 2013**
> **Response Letter Dated November 5, 2013**
> **File No. 1-08029**

Dear Mr. Milne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 18

Statements of Earnings, page 26

1.   We note your response to comment 2 in our letter dated October 24, 2013, along with the revisions that you made to the discussion and analysis for the comparison of segment results for 2012 and 2011.

Please confirm to us that you will continue to expand the discussion and analysis you provide within MD&A in future filings to include information management uses and considers when assessing the operating results at the consolidated and segment level and also the information you provide during the quarterly earnings call. For example, we note that you provided the following additional information regarding product mix during the fourth quarter of fiscal year 2012 earnings call:

- The higher average closing price was a result of a bigger percentage contribution from high priced markets such as Denver, Washington, DC, and Southern California. Carolina is another area that has seen increases in home sales and is also a higher priced market.

- The acquisition of Trend Homes in Phoenix contributed 113 homes to the total home sales units.

- Houston, Orlando, Indianapolis, Las Vegas, and Tampa garnered the most sales for the full year.

- We have been fairly aggressive and have new communities in Texas, so we would expect to see growth in Texas in the future. In terms of prices, there has not been much change since 2005 in Texas.

Financial Statements and Supplementary Data, page 41

General

2.   We note your response to comment 3 in our letter dated October 24, 2013, in which you clarified that the four acquisitions were of businesses. Please confirm that you will provide the disclosures required by ASC 805-10-50 in future filings. Please also tell us if any of the four businesses guarantee any of the senior notes registered under the 1933 Securities Act. To the extent that any of the businesses are guarantors, please provide us with your consideration of Article 3-10(g) of Regulation S-X.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 12- Debt and Credit Facilities, page 15

3.   We note your response to comment 6 in our letter dated October 24, 2013. Please provide us with your analysis of the material terms of the convertible senior notes issued during the second quarter of fiscal year 2013 along with the accounting guidance you considered, which ultimately supports your conclusion that the conversion feature qualifies for the scope exception in ASC 815-10-15-74.a. Please ensure your analysis includes the specific references to the authoritative literature.

<u>Note 15- Income Taxes, page 19</u>

4.   We note your response to comment 7 in our letter dated October 24, 2013. In future filings, please expand the additional disclosures you provided in the third quarter of fiscal year 2013 Form 10-Q for the following:

- Quantify the amount of positive income you generated in five of the last six quarters along with the quarter you generated losses.

- Provide a more comprehensive explanation as to why the generation of positive income in five of the last six quarters is material, positive evidence. As part of your disclosure, please explain why you are looking at only the last six quarters rather than the last eight, ten, or twelve quarters.

- Quantify the amount of pre-tax income/(loss) you have generated in the last three fiscal years.

Please provide us with the expanded disclosure you intend to include in your fiscal year 2013 Form 10-K.

<u>Closing Comments</u>

        You may contact Tracie Towner at (202) 551-3744, or Tracey Smith at (202) 551-3736, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3355 with any other questions.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Branch Chief